UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* IN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,475,301 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 6,475,301 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,475,301 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,265,912 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,265,912 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,265,912 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, Amendment No. 2 thereto, filed with the SEC on November 17, 2009, and Amendment No. 3 thereto, filed with the SEC on February 1, 2010 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF II LLC and YAAF II, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On February 25, 2010, Mr. Burkle sent the following letter to the board of directors of the Company.

February 25, 2010

Board of Directors of

Barnes & Noble, Inc.

c/o Corporate Secretary

122 Fifth Avenue

New York, New York  10011

Ladies and Gentlemen:

I am disappointed by your rejection of my request that Yucaipa be allowed to acquire the same level of share ownership as the Riggio family is allowed under the poison pill.  I believe that once again this Board has chosen to protect the personal interests of the Riggio family over the interests of the Company’s public shareholders.

In my letter, I asked a very simple question - can the Riggio family collectively own 50% or more of the common stock without triggering the poison pill?

Instead of responding to that straightforward question, this Board amended the poison pill to add new provisions that in my view are even more confusing and ambiguous than the flawed provisions they presumably were designed to fix.

So I ask you again - can the Riggio family collectively own 50% or more of the common stock without triggering the poison pill?  Your shareholders have a right to know the answer to this basic question, and your refusal to answer is troubling.

As to other statements in your February 17, 2010 letter:

•      You state that the Company adopted the current poison pill “in response to a rapid accumulation of a significant portion of Barnes & Noble’s outstanding common stock.”  However, after the Board implemented its prior poison pill in July 1998 (which had an exception to the ownership limitation allowing Leonard Riggio to hold a greater percentage of stock and even increase his ownership), the Board endorsed

CUSIP No. 067774109

actions that allowed Leonard Riggio to increase his share ownership from 24% to 31.9% of the outstanding stock (according to the Company’s Proxy Statements).  In denying my request, the Board has, once again, demonstrated that it acts to protect the interests of the Riggio family in maintaining effective control of Barnes & Noble.

•      You state that the Riggio family and other Company insiders own 31% of the outstanding stock (which as you know is 11% more than any non-Riggio shareholder is entitled to own, due to the poison pill).  However, the Company’s own public filings report that these insiders beneficially own more than 37% of the outstanding stock.  Unless the Company has restricted the insiders’ ability to exercise their options or the insiders have committed not to vote any shares issued upon exercise of their options, your statements as to the insiders’ voting power are in our view misleading.  In the absence of such restrictions or commitments, the exercise of the options and the right to vote the resulting shares is entirely within the control of these insiders, and they absolutely can vote 37% of the Company’s shares if they choose to do so.

•      You state that the Company has previously announced it would put the poison pill to a shareholder vote within 12 months of its adoption.  Please confirm that the poison pill will be on the ballot at the upcoming 2010 annual meeting of shareholders (which the Company has announced will be held as soon as reasonably practicable after May 1, 2010 but no later than September 30, 2010).

I believe the Riggios should not be allowed to vote their shares in any shareholder vote on the poison pill.  Any objective reader of the poison pill quickly recognizes the custom-crafted provisions that create personal rights and exceptions for the Riggio family.  Because the Riggios have a clear personal interest in the benefits this poison pill gives to them and to no other shareholders, they have a clear conflict of interests and should not be able to exercise their disproportionate voting power (which the poison pill itself enshrines and protects) on the question of whether to retain the poison pill.

I would have hoped that the non-management members of the Board would have contacted me before unilaterally rejecting my request that Yucaipa be allowed to acquire the same level of share ownership as the Riggio family.  As an approximately 19% shareholder, I would like to meet with the non-management directors as soon as possible to discuss my request and other concerns about the Company’s corporate governance policies and practices.

I look forward to your prompt reply, and reserve all rights available to me.

Sincerely,

Ron Burkle

Cc:	Jennifer M. Daniels (General Counsel and Corporate Secretary)
Leonard Riggio
Stephen Riggio
George Campbell Jr.
Michael J. Del Giudice
William Dillard, II
Patricia L. Higgins
Irene R. Miller
Margaret T. Monaco
Lawrence S. Zilavy

CUSIP No. 067774109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2

Letter dated January 28, 2010 from Ron Burkle to Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to this Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).